 Exhibit 99.3
INDEX TO RESHAPE LIFESCIENCES INC. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
ReShape Lifesciences Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of ReShape Lifesciences Inc. (the “Company”) as of December 31, 2024, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
The consolidated financial statements of the Company as of and for the year ended December 31, 2023, before the effects of the retroactive adjustments described in Note 2 with respect to the May 9, 2025 one-for-twenty-five reverse stock split were audited by other auditors whose report dated April 1, 2024, except for the effect of the reverse stock split on September 23, 2024 described in Note 2, as to which the date is October 1, 2024, expressed an unqualified opinion, with an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern, on those statements. We also audited the adjustments described in Note 2 that were applied retroactively to the 2023 consolidated financial statements to reflect the May 9, 2025 one-for-twenty-five reverse stock split and the related disclosures therein. In our opinion, such adjustments and related disclosures are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to the adjustment and disclosures referred to herein and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows. The Company currently does not generate revenue sufficient to offset operating costs and anticipates such shortfalls to continue. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters, which include a merger and asset sale, are also described in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ Haskell & White LLP
HASKELL & WHITE LLP
We have served as the Company’s auditor since 2024.
Irvine, California
April 4, 2025, except for the effects of the one-for-twenty-five reverse stock split described in Note 2, as to which the date is May 9, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of ReShape Lifesciences Inc.
Opinion on the Financial Statements
We have audited, before the effects of the adjustments to retrospectively apply the reverse stock split effective May 9, 2025 described in Note 2, the accompanying consolidated balance sheet of ReShape Lifesciences Inc. and its subsidiaries (the Company) as of December 31, 2023, the related consolidated statement of operations, comprehensive loss, stockholders’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). The 2023 financial statements before the effects of the adjustments around the May 9, 2025 reverse stock split described in Note 2 are not presented herein. In our opinion, before the effects of the adjustments to retrospectively apply the reverse stock split effective May 9, 2025 described in Note 2, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
We were not engaged to audit, review, or apply any procedures to retrospectively apply the changes in the Company’s disclosures related to the reverse stock split effective May 9, 2025 described in Note 2 and, accordingly we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying 2023 financial statements were prepared assuming that the Company would continue as a going concern. As discussed in Note 3 to the 2023 financial statements, the Company had suffered recurring losses from operations and negative cash flows. The Company was not generating revenue sufficient to offset operating costs and anticipated such shortfalls to continue. This raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters were also described in Note 3 to the 2023 financial statements. The 2023 financial statements did not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ RSM US LLP
We served as the Company’s auditor from 2022 to 2024.
Irvine, California
April 1, 2024, except for the effect of the reverse stock split effected September 23, 2024 described in Note 2, as to which the date is October 1, 2024.

RESHAPE LIFESCIENCES INC.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)
	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$693	$4,459
Restricted cash	100	100
Accounts and other receivables (net of allowance for doubtful accounts of $918 and $804 respectively)	987	1,659
Inventory	2,460	3,741
Prepaid expenses and other current assets	348	337
Total current assets	4,588	10,296
Property and equipment, net	38	60
Operating lease right-of-use assets	116	250
Deferred tax asset, net	22	28
Other assets	29	29
Total assets	$4,793	$10,663
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,208	$1,689
Accrued and other liabilities	1,688	1,814
Warranty liability, current	163	163
Debt, current portion	811	—
Operating lease liabilities, current	115	111
Total current liabilities	4,985	3,777
Operating lease liabilities, noncurrent	41	151
Common stock warrant liability	20	72
Total liabilities	5,046	4,000
Commitments and contingencies (Note 14)
Stockholders’ equity (deficit):
Preferred stock, 10,000,000 shares authorized:
Series C convertible preferred stock, $0.001 par value; 95,388 shares issued and outstanding at December 31, 2024 and December 31, 2023	—	—
Common stock, $0.001 par value; 300,000,000 shares authorized at December 31, 2024 and December 31, 2023; 29,235 and 16,119 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	—	—
Additional paid-in capital	642,555	642,325
Accumulated deficit	(642,704)	(635,574)
Accumulated other comprehensive loss	(104)	(88)
Total stockholders’ equity (deficit)	(253)	6,663
Total liabilities and stockholders’ equity (deficit)	$4,793	$10,663
See accompanying notes to consolidated financial statements and reports of independent registered public accounting firms.

RESHAPE LIFESCIENCES INC.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)
	Year Ended December 31,
	2024	2023
Revenue	$8,006	$8,678
Cost of revenue	2,949	3,130
Gross profit	5,057	5,548
Operating expenses:
Sales and marketing	2,991	7,548
General and administrative	6,931	10,324
Research and development	1,803	2,315
Transaction costs	1,024	—
Impairment of long-lived assets	36	777
Gain on disposal of assets, net	—	(33)
Total operating expenses	12,785	20,931
Operating loss	(7,728)	(15,383)
Other expense (income), net:
Interest income, net	(14)	(26)
Gain on changes in fair value of liability warrants	(52)	(3,878)
Gain on extinguishment of debt	(429)	—
Loss (gain) on foreign currency exchange, net	51	(22)
Other	(193)	(122)
Loss before income tax provision	(7,091)	(11,335)
Income tax expense	39	52
Net loss	$(7,130)	$(11,387)
Net loss per share – basic and diluted:
Net loss per share – basic and diluted	$(345.27)	$(2,763.90)
Shares used to compute basic and diluted net loss per share	20,651	4,120
See accompanying notes to consolidated financial statements and reports of independent registered public accounting firms.

RESHAPE LIFESCIENCES INC.
Consolidated Statements of Comprehensive Loss
(in thousands)
	Year Ended December 31,
	2024	2023
Net loss	$(7,130)	$(11,387)
Foreign currency translation adjustments	(16)	—
Other comprehensive income, net of tax	(16)	—
Comprehensive loss	$(7,146)	$(11,387)
See accompanying notes to consolidated financial statements and reports of independent registered public accounting firms.

RESHAPE LIFESCIENCES INC.
Consolidated Statements of Stockholders’ Equity (Deficit)
(in thousands, except share amounts)
	Year Ended December 31, 2023
	Series C Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2022	95,388	$—	359	$—	$627,936	$(624,187)	$(88)	$3,661
Net loss	—	—	—	—	—	(11,387)	—	(11,387)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—
Issuance of common stock pursuant to reverse stock split	—	—	33	—	—	—	—	—
Stock-based compensation expense, net	—	—	—	—	766	—	—	766
Common stock purchased	—	—	2,239	—	10,140	—	—	10,140
Equity issuance costs	—	—	—	—	(653)	—	—	(653)
Issuance of stock from RSUs	—	—	2	—	—	—	—	—
Institutional exercise of warrants	—	—	13,566	—	4,136	—	—	4,136
Balance December 31, 2023	95,388	$—	16,119	$—	$642,325	$(635,574)	$(88)	$6,663
	Year Ended December 31, 2024
	Series C Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance December 31, 2023	95,388	$—	16,119	$—	$642,325	$(635,574)	$(88)	$6,663
Net loss	—	—	—	—	—	(7,130)	—	(7,130)
Other comprehensive income, net of tax	—	—	—	—	—	—	(16)	(16)
Issuance of common stock pursuant to reverse stock split	—	—	7,933	—	—	—	—	—
Stock-based compensation expense, net	—	—	—	—	184	—	—	184
Issuance of stock from RSUs	—	—	1	—	—	—	—	—
Issuance of common stock pursuant to SPA	—	—	1,012	—	22	—	—	22
Institutional exercise of warrants	—	—	4,090	—	24	—	—	24
Balance December 31, 2024	95,388	$—	29,235	$—	$642,555	$(642,704)	$(104)	$(253)
See accompanying notes to consolidated financial statements and reports of independent registered public accounting firms.

RESHAPE LIFESCIENCES INC.
Consolidated Statements of Cash Flows
(in thousands)
	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(7,130)	$(11,387)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	22	121
Amortization of intangible assets	—	33
Impairment of long-lived assets	36	777
Gain on extinguishment of debt, net	(429)	—
Gain on disposal of assets, net	—	(33)
Stock-based compensation	184	766
Bad debt expense	114	395
Provision for inventory excess and obsolescence	359	335
Deferred income tax	6	28
Amortization of deferred interest	103	—
Gain on changes in fair value of liability warrants	(52)	(3,878)
Deferred offering costs	(21)	—
Other noncash items	(7)	17
Change in operating assets and liabilities:
Accounts and other receivables	560	125
Inventory	922	(465)
Prepaid expenses and other current assets	(11)	(172)
Accounts payable and accrued liabilities	820	(3,457)
Debt	97	—
Warranty liability	—	(182)
Other	—	17
Net cash used in operating activities	(4,427)	(16,960)
Cash flows from investing activities:
Capital expenditures	—	(43)
Proceeds from sale of capital assets	—	33
Cash used in investing activities:	—	(10)
Cash flows from financing activities:
Proceeds from sale and issuance of securities, net	—	13,438
Proceeds from issuance of convertible notes payable, net	653	—
Proceeds from warrants exercised	24	4,136
Net cash provided by financing activities	677	17,574
Effect of currency exchange rate changes on cash and cash equivalents	(16)	—
Net change in cash, cash equivalents and restricted cash	(3,766)	604
Cash, cash equivalents and restricted cash at beginning of year	4,559	3,955
Cash, cash equivalents and restricted cash at end of year	$793	$4,559
Supplemental disclosure:
Cash paid for income taxes	$12	$10
See accompanying notes to consolidated financial statements.

ReShape Lifesciences Inc.
Notes to Consolidated Financial Statements
(1)   Description of the Business and Risks and Uncertainties
Description of Business
We were incorporated under the laws of Delaware on January 2, 2008. On June 15, 2021, we completed a merger with ReShape Lifesciences Inc. Pursuant to the Merger Agreement, a wholly owned subsidiary of Obalon merged with and into ReShape, with ReShape surviving the merger as a wholly owned subsidiary of Obalon. As a result of the merger, Obalon, the parent company, was renamed “ReShape Lifesciences Inc.” and ReShape was named ReShape Weightloss Inc. ReShape Lifesciences’ shares of common stock trade on the Nasdaq under the symbol RSLS.
ReShape Medical (formerly ReShape Lifesciences Inc.) was incorporated in the state of Minnesota in December 2002 and reincorporated in the state of Delaware in July 2004. In 2017, the Company changed its name from EnteroMedics Inc. to ReShape Lifesciences Inc.
The Company is headquartered in Irvine, California. The Company is a developer of minimally invasive medical devices that advance bariatric surgery to treat obesity and metabolic diseases. The Company’s current portfolio consists of the Lap-Band® Adjustable Gastric Banding System, the Obalon Balloon System, the first and only swallowable gas filled balloon system, and the Diabetes Bloc-Stim Neuromodulation, a technology under development as a new treatment for type 2 diabetes mellitus. The Company sells the Lap-Band worldwide and is managed in the following geographical regions: United States, Australia, Europe and the rest of world. Refer to Note 15 for additional information about our operating segments.
Risks and Uncertainties
The Company continues to devote significant resources to developing its product technology, commercialization activities and raising capital. These activities are subject to significant risks and uncertainties, including the ability to obtain additional financing, and there can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all. If adequate funds are not available, the Company may have to further reduce its cost structure until financing is obtained and/or delay development, or commercialization of products, or license to third parties the rights to commercialize products, or technologies that the Company would otherwise seek to commercialize. Refer to Note 3 for additional information about the Company’s liquidity, going concern and management’s plans.
The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. The Company’s competitors may assert that its products or the use of the Company’s products are covered by U.S. or foreign patents held by them. Refer to Note 14 for additional information about contingencies and litigation matters.
Pending Merger and Asset Sale
On July 8, 2024, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with Vyome Therapeutics, Inc. (“Vyome”) and Raider Lifesciences Inc., a Delaware corporation, and a direct, wholly owned subsidiary of ReShape (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape (the “Merger”). The combined company intends to change its name to Vyome Holdings, Inc. and will focus on Vyome’s business of advancing the development of its immuno- inflammatory assets and on identifying additional opportunities between the world-class Indian innovation corridor and the U.S. market.

Simultaneously with the execution of the Merger Agreement, we entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Ninjour Health International Limited, a company incorporated under the laws of the United Kingdom (“Ninjour”). Pursuant to the Asset Purchase Agreement, and subject to the satisfaction or waiver of the conditions specified therein, we will sell substantially all of our assets (excluding cash) to Ninjour (or an affiliate thereof), and Ninjour will assume substantially all of our liabilities, for a purchase price of $5.16 million in cash, subject to adjustment based on ReShape’s actual accounts receivable and accounts payable at the closing compared to such amounts as of March 31, 2024 (the “Asset Sale”). Ninjour is an affiliate of Biorad Medisys, Pvt. Ltd., which is party to a previously disclosed exclusive license agreement, dated September 19, 2023, with ReShape for ReShape’s Obalon® Gastric Balloon System.
On October 1, 2024, we filed a Registration Statement on Form S-4 in connection with the Merger and Asset Sale, which we anticipate will close in the second quarter of 2025, assuming the conditions to closing are satisfied. On December 6, 2024, we filed an Amendment No. 1 to that Registration Statement on Form S-4 and on January 15, 2025 we filed an Amendment No. 2 to that Registration Statement on Form S-4.
We entered into the Equity Purchase Agreement and Convertible Note transactions in order to fund our operations through the closing of the Merger and Asset Sale. The description of our business set forth above reflects our current business operations, but if the Merger and Asset Sale are completed, we will sell substantially all of our assets to Ninjour Health International Limited (or an affiliate thereof) and the combined company following the Merger intends to focus on Vyome’s business. However, the completion of the Merger and Asset Sale both remain subject to a number of conditions to closing, including the approval of our stockholders and, with respect to the Merger, the approval of the Nasdaq Stock Market, and there can be no assurance that the Merger and Asset Sale will be consummated. Failure to complete the Merger and Asset Sale could negatively impact our future operations, financial results and stock price.
We incurred transaction costs of $1.0 million during the year ended December 31, 2024 related to legal and audit fees associated with the pending merger and asset sale.
(2)   Summary of Significant Accounting Policies
Basis of Presentation
The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Reverse Stock Split
On May 9, 2025, at the commencement of trading, the Company effected a 1-for-25 reverse stock split. Accordingly, all share and per share amounts for the periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split.
On September 23, 2024, at the commencement of trading, the Company effected a 1-for-58 reverse stock split. Accordingly, all share and per share amounts for the periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments generally with maturities of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. The Company’s cash equivalents are primarily in money market funds and certificates of deposit. The Company deposits its cash and cash equivalents in high-quality credit institutions.
Restricted Cash
Restricted cash represents $100 thousand at both December 31, 2024 and 2023, related to a collateral money market account maintained by the Company as collateral in connection with corporate credit cards with Silicon Valley Bank.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets to the same total reported in the consolidated statements of cash flows (in thousands):
	December 31, 2024	December 31, 2023
Cash and cash equivalents	$693	$4,459
Restricted cash	100	100
Total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows	$793	$4,559
Accounts Receivable
The majority of the Company’s accounts receivable arise from direct product sales and sales of products under consignment arrangements, and have payment terms that generally require payment within 30 to 90 days. The Company provides reserves against accounts receivable for estimated losses that may result from a customer’s inability to pay based on customer-specific analysis and general matters such as current assessments of past due balances, economic conditions and forecasts, and historical credit loss activity. Amounts determined to be uncollectible are charged or written-off against the reserve. Additionally, under the current expected credit loss model, we utilize historical loss rates based on number of days past due, adjusted to reflect current economic conditions and forecasts of future economic conditions.
Inventory
The Company accounts for inventory at the lower of cost or net realizable value, where net realizable value is based on market prices less costs to sell. The Company establishes inventory reserves for obsolescence based upon specific identification of expired or unusable units with a corresponding provision included in cost of revenue. The allowance for excess and slow-moving inventory was $1.0 million at both December 31, 2024 and 2023.
Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of five to seven years for furniture and equipment and three to five years for computer hardware and software. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease. Upon retirement or sale, the cost and related accumulated depreciation or amortization are removed from the consolidated balance sheets and the resulting gain or loss is reflected in the consolidated statements of operations. Repairs and maintenance are expensed as incurred.
Other Long-Lived Assets
Indefinite-lived intangible assets relate to in-process research and development (“IPR&D”) acquired in business combinations. The estimated fair values of IPR&D projects acquired in a business combination which have not reached technological feasibility are capitalized and accounted for as indefinite-lived intangible assets until completion or abandonment of the projects. In accordance with guidance within FASB ASC 350 “Intangibles — Goodwill and Other,” identifiable intangible assets with indefinite lives are not subject to amortization but must be evaluated for impairment.
Finite-lived intangible assets primarily consist of developed technology and trademarks/tradenames and were being amortized on a straight-line basis over their estimated useful lives. During 2023, the Company fully impaired the finite-lived intangible assets, see Note 6 for further details.
We evaluate long-lived assets, including finite-lived intangible assets, for impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or estimates of future discounted cash flows. The Company recorded an impairment to developed technology and IPR&D intangible assets for the year ended December 31, 2023, for further details see Note 6.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred income tax assets is recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company’s policy is to classify interest and penalties related to income taxes as income tax expense in the consolidated statements of operations.
Foreign Currency
When the local currency of the Company’s foreign subsidiaries is the functional currency, all assets and liabilities are translated into United States dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted-average exchange rate prevailing during the period. The effects of foreign currency translation adjustments for these subsidiaries are deferred and reported in stockholders’ equity as a component of Accumulated Other Comprehensive Loss. The effects of foreign currency transactions denominated in a currency other than an entity’s functional currency are included in Gain on foreign currency exchange in the consolidated statements of operations. The Company does not hedge foreign currency translation risk in the net assets and income it reports from these sources.
Revenue Recognition
The Company recognizes revenue when it satisfies a performance obligation by transferring control of the promised goods or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products.
For the Company’s Lap-Band product, these criteria are met under the agreements with most customers upon product shipment. This includes sales to distributors, who sell the products to their customers, take title to the products and assume all risks of ownership at the time of shipment. Distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products.
Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis. Accordingly, such amounts are excluded from revenues. Amounts billed to customers related to shipping and handling are included in revenues. Shipping and handling costs related to revenue producing activities are included in cost of sales.
Variable Consideration
The Company records revenue from customers in an amount that reflects the transaction price it expects to be entitled to after transferring control of the goods. Customers and distributors of the Lap-Band product generally have the right to return or exchange products purchased for up to thirty days from the date of product shipment contingent upon a 10% restocking fee. Any such return or exchange of Lap-Band products will be recorded as a reduction of revenue in the period incurred.
Certain Lap-Band customers may receive volume rebates or discounts. Discounts are treated as a reduction in sales price and therefore corresponding revenue at the point of sale. Any volume rebates offered would be estimated and reserved as a reduction in revenue.
Warranty
The Company generally provides warranties against defects in materials and workmanship, and provides replacements at no charge to the customer, as long as the customer has notified the Company within 30 days of delivery and returns such products in accordance with the Company’s instructions. As they are considered assurance-type warranties, the Company does not account for them as separate performance obligations. Warranty reserve requirements are based on a specific assessment of the products sold with warranties where a customer asserts a claim for warranty or a product defect.
For the vBloc product line, the Company has a 5-year warranty on all implantable parts. vBloc sales began in 2015 and ended in 2018, so this warranty period went through 2023.
Cost of Goods Sold
The Company expenses to cost of goods sold, direct and indirect inventory costs as sold. Additionally, the Company expenses to costs of goods sold, various indirect costs such as warehousing finished goods, shipping costs of sales to customers, non-production salaries and consulting costs relating to inventory, and portions of salaries that are not allocatable to operating expenses.
Advertising Costs
Advertising costs are expensed as incurred and totaled $0.7 million and $2.2 million for the years ended December 31, 2024 and 2023, respectively.
Stock-Based Compensation
The Company applies Accounting Standards Codification (“ASC”) 718 Compensation — Stock Compensation and accordingly records compensation expense for stock options over the vesting or service period using the fair value on the date of grant, as calculated by the Company using the Black-Scholes model. The Company’s stock-based compensation plans are more fully described in Note 13.
Net Loss Per Share
Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is based on the weighted-average common shares outstanding during the period plus dilutive potential common shares calculated using the treasury stock method. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share. For purposes of basic and diluted per share computations, loss from continuing operations and net loss are reduced by the down round adjustments for convertible preferred stock and warrants.

The following table sets forth the potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:
	December 31,
	2024	2023
Stock options	5	9
Unvested restricted stock units	1	1
Convertible preferred stock	10	10
Warrants	3,261	10,757
Concentration of Credit Risk, Interest Rate Risk and Foreign Currency Exchange Rate
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and trade accounts receivable. Cash and cash equivalents are primarily deposited in demand and money market accounts. At times, such deposits may be in excess of insured limits. Investments in money market funds are not considered to be bank deposits and are not insured or guaranteed by the federal deposit insurance company or other government agency. These money market funds seek to preserve the value of the investment at $1.00 per share; however, it is possible to lose money investing in these funds. The Company has not experienced any losses on its deposits of cash and cash equivalents. To minimize the risk associated with trade accounts receivable, management maintains relationships with the Company’s customers that allow management to monitor current changes in business operations so the Company can respond as needed.
Substantially all of the Company’s revenue is denominated in U.S. dollars. Only a small portion of revenue and expenses are denominated in foreign currencies, principally the Australian dollar and Euro for 2024 and 2023. The Company has not entered into any hedging contracts. Future fluctuations in the value of the U.S. dollar may affect the price competitiveness of the Company’s products outside the U.S.
Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an “exit price”). Fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including consideration of non-performance risk.
Assets and liabilities are categorized into a three-level fair value hierarchy based on valuation inputs used to determine fair value.
Level 1 inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 inputs are observable, either directly or indirectly.
Level 3 inputs are unobservable due to little or no corroborating market data.
The carrying amounts of the Company’s financial instruments, including cash equivalents, accounts receivable, accounts payable and certain accrued and other liabilities approximate fair value due to their short-term maturities. Refer to Note 6 regarding the impairment of developed technology and IPR&D and Note 10 regarding fair value measurements and inputs of warrants.
Recent Accounting Pronouncements
New accounting standards adopted by the Company in 2024 are discussed below or in the related notes, where appropriate.
The Company adopted Accounting Standards Update (“ASU”) ASU 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures, in the fourth quarter of 2024. The amendments in this update require public entities to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (the “CODM”) and which are included within each reported measure of segment profit or loss as well as disclosure of other segment items and a description of their composition. The amendments also require public entities to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The adoption of this guidance resulted in incremental disclosures in the Company’s consolidated financial statements. Refer to Note 15 for additional information.
New accounting standards not yet adopted are discussed below:
In November 2024, the Financial Accounting Standards Board (“FASB”) issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires annual and interim disclosure of disaggregated disclosures of certain costs and expenses on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Amendments are applied on a prospective basis with retrospective application permitted. The Company is currently evaluating the impact of this guidance.
(3)   Liquidity and Management’s Plans
The Company currently does not generate revenue sufficient to offset operating costs and anticipates such shortfalls to continue, primarily due to the introduction of GLP-1 pharmaceuticals, which has taken a significant market share of the medical treatments for obesity. As of December 31, 2024, the Company had net a working capital deficit of approximately $0.1 million. The Company’s principal source of liquidity as of December 31, 2024, consisted of approximately $0.7 million of cash and cash equivalents, and $1.0 million of accounts receivable. The Company raised $0.8 million in October 2024 in a convertible debt agreement with an institutional investor. In February 2025, the Company entered into a Security Purchase Agreement to issue and sell 103,005 shares of common stock and warrants to purchase up to 103,005 shares of common stock at an initial price of $145.75 per share, subject to adjustments. The securities were at a price of $58.25 per unit. The Company received $4.5 million for this offering after deducting underwriting expenses, commissions and offering expenses. Based on the Company’s available cash resources, it may not have sufficient cash on hand to fund its current operations for more than 12 months from the date of filing this Form 10-K. This condition raises substantial doubt about its ability to continue as a going concern.
The Company’s anticipated operations include plans to (i) merge with Vyome Therapeutics, Inc and sell certain assets to Biorad, which will continue the operations, (ii) grow sales and operations of the Company with the Lap-Band product line both domestically and internationally as well as to obtain cost savings synergies, (iii) introduce to the market Lap-Band 2.0 FLEX, (iv) continue development of the Diabetes Bloc-Stim Neuromodulation (“DBSN”) device, and (v) prior to such merger and sale, explore and capitalize on synergistic opportunities to expand our portfolio and offer future minimally invasive treatments and therapies in the obesity continuum of care. The Company believes that it has the flexibility to manage the growth of its expenditures and operations depending on the amount of available cash flows, which could include reducing expenditures for marketing and product development activities.
The Company has incurred significant net losses and negative cash flows from operations since inception, and as a result has an accumulated deficit of approximately $642.7 million. The Company also expects to incur a net loss and negative cash flows from operations for 2025.
The Company will be required to raise additional capital, however, there can be no assurance as to whether additional financing will be available on terms acceptable to the Company, if at all. If sufficient funds on acceptable terms are not available when needed, it would have a negative impact on the Company’s financial condition and could force the Company to delay, limit, reduce, or terminate product development or future commercialization efforts or grant rights to develop and market product candidates or testing products that the Company would otherwise plan to develop.
Therefore, the plans cannot be deemed probable of being implemented. As a result, the Company’s plans do not alleviate substantial doubt about our ability to continue as a going concern.
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.
Supply Chain Disruptions Risk and Uncertainties
In response to the global supply chain instability and inflationary cost increases, we continue to take action to minimize, as much as possible, any potential adverse impacts by working closely with our suppliers to closely monitor the availability of raw materials, lead times, and freight carrier availability.
We continuously monitor domestic and global economic conditions, introduction of alternative procedures, and pharmaceuticals and weight loss trends that may impact our business. With this information, we develop new models and approaches to achieve the best outcomes.
(4)   Supplemental Balance Sheet Information
Inventory
	December 31, 2024	December 31, 2023
Raw materials	$753	$1,020
Sub-assemblies	1,024	1,379
Finished goods	683	1,342
Total inventory	$2,460	$3,741
Prepaid expenses and other current assets:
	December 31, 2024	December 31, 2023
Prepaid insurance	$281	$110
Patents	14	13
Prepaid advertising and marketing	12	41
Taxes	41	47
Other current assets	—	126
Total prepaid expenses and other current assets	$348	$337
Accrued and other liabilities:
	December 31, 2024	December 31, 2023
Payroll and benefits	$694	$701
Accrued legal settlements	—	200
Customer deposits	720	639
Taxes	30	61
Accrued professional	200	155
Other liabilities	44	58
Total accrued and other liabilities	$1,688	$1,814

(5)   Property and Equipment
Property and equipment consist of the following:
	December 31,
	2024	2023
Machinery and equipment	$61	$61
Furniture and equipment	5	5
Computer hardware and software	78	78
Tooling and molds	6	6
	150	150
Less accumulated depreciation and amortization	(112)	(90)
Property and equipment, net	$38	$60
Depreciation expense for the years ended December 31, 2024 and 2023, was approximately $22 thousand and $121 thousand, respectively.
During the year ended December 31, 2024, the Company recognized an impairment charge of $36 thousand related to its ROU asset, as the present value of the expected cash flows from the sublease of its facility in Irvine was lower than the carrying value. During the year ended December 31, 2023, the Company impaired approximately $0.8 million, consisting of fixed assets and intangible assets due to the overall decline in value of the Company.
(6)   Intangible Assets
During the year ended December 31, 2023, the Company determined the carrying value of the developed technology and trademarks/tradenames had been impaired due to the financial condition of the Company and recognized a non-cash impairment charge of $0.2 million, which fully impaired the intangible assets.
Amortization expense for the year ended December 31, 2023 was approximately $33 thousand.
The Company had impaired all of its remaining intangible assets during 2023, therefore there was no amortization expense for the year ended December 31, 2024, and there is no future projection of amortization expense at December 31, 2024.
(7)   Leases
The Company had a noncancelable operating lease for office and warehouse space in San Clemente, California, which expired June 30, 2023. The Company also had an operating lease and warehouse space in Carlsbad, California, which expired June 30, 2022. On March 13, 2023, the Company entered into a lease for approximately 5,038 square feet of office and warehouse space at 18 Technology Drive, Suite 110, Irvine, California 92618 and relocated our principal executive offices from our former San Clemente, California location to the Irvine, California location. The Irvine, California lease has a term of 36 months commencing on May 1, 2023.
The Company does not have any short-term leases or financing lease arrangements and the effects of any lease modifications have not been material. Lease and non-lease components are accounted for separately.
The Company determines the lease term as the noncancelable period of the lease, and may include options to extend or terminated the lease when reasonably certain that the Company will exercise that option. Leases with a term of 12 months or less are not recognized on the balance sheet. The Company uses its incremental borrowing rate based on the information available at lease commencement in determining the present value of unpaid lease payments. Right-of-use assets also include any lease payments made at or before lease commencement and any initial direct costs incurred, and exclude any lease incentives received.
Operating lease costs for the years ended December 31, 2024 and 2023, were $0.3 million and $0.3 million, respectively. Variable lease costs were not material.

Supplemental information related to operating leases is as follows:
Balance Sheet information	December 31, 2024	December 31, 2023
Operating lease ROU assets	$116	$250
Operating lease liabilities, current portion	$115	$111
Operating lease liabilities, long-term portion	41	151
Total operating lease liabilities	$156	$262
Cash flow information for the twelve months ended December 31,	2024	2023
Cash paid for amounts included in the measurement of operating leases liabilities	$111	$228
Maturities of operating lease liabilities at December 31, 2024 were as follows:
2025	115
2026	59
Total lease payments	174
Less: imputed interest	18
Total lease liabilities	$156
Weighted-average remaining lease term at end of period (in years)	1.4
Weighted-average discount rate at end of period	6.9%
(8)   Equity
The Company may issue preferred stock, common stock, or both, in connection with underwritten public offerings, registered direct offerings, private placements or business acquisitions. Such issuances of equity typically include the issuance or sale of warrants to purchase common stock. Certain issuances of convertible preferred stock and warrants may contain anti-dilutive features apart from customary adjustments for splits and reverse splits of common stock (collectively, “down round features”). When a series of convertible preferred stock contains this non-standard down round feature, the Company is required to adjust the conversion price in the event of future stock sales at a lower unit price. When warrants issued in connection with an equity transaction contain, or are amended to contain, this non-standard down round feature, the Company is required to adjust the exercise price upon the issuance of any shares of common stock or securities convertible into shares of common stock below the then-existing exercise price and evaluate and account for the value attributable to the reduced warrant exercise price. In the event down round adjustments are triggered, the values attributable to the adjustment to the convertible preferred stock conversion price and warrant exercise price are recorded as an increase to additional paid-in capital and increase to accumulated deficit.
All series of the Company’s convertible preferred stock are classified in stockholders’ equity, including those with the down round feature, when applicable to the equity transaction.
Warrants to purchase common stock are classified in stockholders’ equity, including those issued with the down round feature, as they are both indexed to the Company’s own stock and meet the scope exception in ASC 815 “Derivatives and Hedging.”
The Company had the following equity transactions during the years ended December 31, 2024 and 2023:
November 2023 Exercise of Warrants for Common Stock
On November 21, 2023, the Company entered into a warrant exercise agreement with an existing accredited investor to exercise certain outstanding warrants to purchase up to an aggregate of 3,713 shares of the Company’s common stock (the “Existing Warrants”). In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders received new unregistered warrants to purchase up to an aggregate of 7,424.16 shares (equal to 200% of the shares of common stock issued in connection with the Exercise) of the Company’s common stock (the “New Warrants”) in a private placement. In connection with the Exercise, the Company also agreed to reduce the exercise price of the Existing Warrants from $363 to $333.50 and to reduce the exercise price of the remaining unexercised warrants from either $478.50 or $363 to $333.50 per share, which is equal to the most recent closing price of the Company’s common stock on The Nasdaq Capital Market prior to the execution of the warrant exercise agreement.
The New Warrants will become exercisable six months after issuance at an exercise price of $333.50 per share and have a term of exercise equal to five and one-half years. The Existing Warrants and the New Warrants each include a beneficial ownership limitation that prevents the investor from owning more than 9.99%, with respect to the Existing Warrants, and 4.99%, with respect to the New Warrants, of the Company’s outstanding common stock at any time.
The gross proceeds to the Company from the Exercise was approximately $1.2 million, prior to deducting warrant inducement agent fees and estimated offering expenses. The Company intends to use the remainder of the net proceeds for commercial growth, working capital and general corporate purposes.
Maxim Group LLC (“Maxim”) acted as the exclusive warrant inducement agent and financial advisor to the Company for the Exercise. The Company agreed to pay Maxim an aggregate cash fee equal to 6.5% of the gross proceeds received by the Company from the Exercise.
October 2023 Securities Offering
On October 3, 2023, the Company completed a Securities Purchase Agreement with certain investors pursuant to which the Company agreed to issue and sell to the investors (i) 1,221 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), (ii) warrants to purchase up to 9,414 shares of Common Stock at an initial exercise price of $478.50 per share (the “Common Warrants”) and (iii) pre-funded warrants to purchase 5,056 shares of Common Stock at an exercise price of $0.001 per share. The securities were sold as part of units at a price of $478.50 per unit or, with respect to the units including pre-funded warrants, $477 per unit. In connection with the offering, the Company also agreed that certain existing warrants to purchase up to an aggregate of 666 shares of Common Stock at an exercise price of $4,451.50 per share and warrants to purchase up to an aggregate of 264 shares of Common Stock at an exercise price of $11,600 per share that were previously issued to one of the investors, were amended effective upon the closing of the Offering so that the amended warrants have an exercise price of $478.50 per share. The net proceeds from the offering were approximately $2.8 million, after deducting the placement agent fees and before deducting offering expenses.
April 2023 Securities Offering
On April 20, 2023, the Company entered into a Securities Purchase Agreement with a certain institutional investor, pursuant to which the Company agreed to issue and sell to the Investor in a registered direct offering (i) 201 shares of the Company’s common stock, par value $0.001 per share, and (ii) pre-funded warrants to purchase an aggregate of 352 shares of Common Stock. Each share of common stock was sold at a price of $4,451.50 per share and each Pre-funded Warrant was sold at an offering price of $4,450.00 per share underlying such Pre-funded Warrants, for aggregate gross proceeds of approximately $2.5 million before deducting the placement agent’s fees and the offering expenses. The Company has been using the net proceeds of this offering to continue implementation of its growth strategies, for working capital and general corporate purposes. In addition, under the Purchase Agreement, the Company also agreed to issue and sell to the Investor in a concurrent private placement warrants to purchase an aggregate of 552 shares of common stock.
In connection with such offering, the Company also agreed that certain existing warrants to purchase up to an aggregate of 114 shares of Common Stock that were issued to the Investor, at an exercise price of $21,750 per share, were amended effective upon the closing of the Offering so that the amended warrants have an exercise price of $4,451.50. The Company’s exclusive placement agent in connection with the Offering, Maxim Group LLC, received a cash fee equal to 7.0% of the gross proceeds received by the Company from the sale of the securities in Offering, as well as reimbursement for certain expenses, and warrants to purchase up to 28 shares of Common Stock, which is equal to 5.0% of the aggregate amount of shares of Common Stock issued in the Offering, at an exercise price of $4,901.00 per share.
February 2023 Public Offering of Common Stock and Warrants
On February 8, 2023, the Company closed a public offering of 880 units, with each consisting of one share of its common stock, or one pre-funded warrant to purchase one share of its common stock, and one warrant to purchase one and one-half shares of its common stock. Each unit was sold at public offering price of $11,600.00. The warrants in the units are immediately exercisable at a price of $11,600.00 per share and expire five years from the date of issuance. Alternatively, each warrant can be exercised pursuant to the “alternative cashless exercise” provision, to which the holders would receive an aggregate number of shares of common stock equal the product of (x) the aggregate number of shares of common stock that would be issuable upon a cash exercise and (y) 0.50. For purposes of clarity, one common warrant to purchase one and one-half shares would be exercisable for 0.75 shares under this alternative cashless exercise provision. The shares of common stock (or pre-funded warrants in lieu thereof) and accompanying warrants were only purchasable together in this offering but were issued separately and immediately separable upon issuance. As of December 31, 2024, warrants to purchase 1,155 shares of common stock have been exercised under the alternative cashless exercise for a total of 577 shares of common stock.
Gross proceeds, before deducting underwriting discounts and commissions and estimated offering expenses, are approximately $10.2 million. The Company has been using the net proceeds of this offering to continue implementation of its growth strategies, for working capital and general corporate purposes.
The Company also granted the underwriters an option to purchase an additional 132 shares of common stock and/or additional warrants to purchase up to 198 shares of common stock, to cover over-allotments, of which Maxim Group LLC exercised its option to purchase additional warrants to purchase 198 shares of common stock.
June 2024 Exercise of Warrants for Common Stock
On June 4, 2024, the Company issued 4,018 shares of common stock in exchange for 7,425 common stock purchase warrants. These warrants were exercised using the cashless mechanism within the warrant agreement.
May 2024 Exercise of Warrants for Common Stock
On May 30, 2024, an accredited investor exercised outstanding warrants, of which 73 shares of common stock were issued in accordance with the terms of the warrant agreement. The Company received approximately $24 thousand of cash.
Common Stock Issued Related to Stock Awards and Options
Restricted Stock Units
The Company issued restricted stock units (“RSUs”) to certain members of the management and Board of Directors. During the year ended December 31, 2023, the Company issued 2 shares of common stock subject to the vesting of the awards. No awards were issued during the year ended December 31, 2024.
Exercise of Stock Options
There were no exercises of stock options during the years ended December 31, 2024 and 2023.
Series C Convertible Preferred Stock
The Series C convertible stock has a liquidation preference of $274.88 per share. Holders of the Series C convertible preferred stock have the right to convert their shares into shares of common stock instead of receiving the liquidation preference. The Series C convertible preferred stock is entitled to dividends on an as-if-converted-to-common stock basis if such dividends are paid on shares of common stock. In general, the holders of the Series C convertible preferred stock do not have voting rights, except in connection with director elections.
(9)
Warrants

The Company’s grants of warrants to purchase common stock are primarily in connection with equity and debt financings. Warrant activity was as follows:
Shares
Balance December 31, 2022	134
Issued	24,768 (1)
Exercised	(14,114)(2)
Cancelled	(1)
Balance December 31, 2023	10,757
Issued	—
Exercised	(7,490)(3)
Cancelled	(6)
Balance December 31, 2024	3,261

(1)
Warrants issued in 2023 includes: 18,907 common stock purchase warrants, of which 1,517 are classifies as liability warrants, 5,469 pre-funded warrants, and 360 representative’s warrants.

(2)
Warrants exercised in 2023 includes: 7,520 common stock purchase warrants at an exercise price range of $478.50 per share and $333.50 per share, 1,155 common stock purchase warrants (liability warrants) exercised with the alternative cashless option, 669 pre-funded warrants at an exercise price range of $1.50 and $0.25 per share.

(3)
Warrants exercised in 2024 includes: 73 common stock purchase warrants and 7,425 common stock purchase warrants (liability warrants) exercised with the alternative cash less option.

Warrant Assumptions — 2023 Warrants Issued
The following table provides the assumptions used to calculate the fair value of the new warrants issued during 2023, using a Black-Scholes model:
	Warrants	Strike Price	Volatility	Expected Term	Risk Free Rate
Pre-funded warrants – February 2023	63	$0.25	96.5%	5.0	3.78%
Representative’s warrants – February 2023	51	$12,760.00	96.5%	5.0	3.79%
Common stock warrants – April 2023	553	$4,451.50	88.4%	5.5	3.56%
Pre-funded warrants – April 2023	352	$0.25	88.4%	5.5	3.56%
Representative’s warrants – April 2023	28	$4,901.00	96.3%	5.0	3.57%
Common stock warrants – October 2023	9,414	$478.50	89.1%	5.0	4.74%
Pre-funded warrants – October 2023	5,056	$1.50	89.1%	5.0	4.74%
Representative’s warrants – October 2023	314	$526.25	89.2%	5.0	4.74%
The following table provides the assumptions used to calculate the fair value of the new warrants issued during 2023, using a Monte Carlo model:
	Warrants	Strike Price	Volatility	Expected Term	Risk Free Rate
Common stock warrants – November 2023	7,425	$333.50	86.9%	5.5	4.40%

The following table provides the assumptions used in the bifurcated Black-Scholes option pricing model for the common stock purchase warrants classified as a liability:
	Cash Exercise	Cashless Exercise
Stock Price	$8,562.25	$8,562.25
Exercise Price	$23,200	$0.00
Term (years)	5.00	5.00
Volatility	96.50%	96.50%
Risk Free Rate	3.784%	3.784%
Dividend Yield	0%	0%
The following table presents the changes in the fair value of the liability warrants:
Common Stock Purchase Warrants
Fair value as of February 8, 2023 (issuance date)	$10,363
Fair value of liability warrants in excess of proceeds, at issuance	(164)
Exercises of liability warrants	(6,249)
Gain on changes in fair value of liability warrants	(3,878)
Fair value as of December 31, 2023	$72
Gain on changes in fair value of liability warrants	(52)
Fair value as of December 31, 2024	$20
(10)   Debt
In a private transaction, on October 16, 2024, the Company entered into a securities purchase agreement (the “SPA”) with an institutional investor (the “Investor”). Pursuant to the SPA, the Company agreed to issue the Investor a senior secured convertible note in the aggregate original principal amount of $833,333.34 (the “Note”), and also issue to the Investor 320 shares of common stock, par value $0.001, of the Company (“Common Stock”) as “commitment shares” to the Investor.
The Company is the issuer of the Note, and its respective subsidiaries will guaranty the obligations under the Note pursuant to a Guaranty, dated October 16, 2024 (the “Guaranty”). The Note will be fully secured by collateral of the Company and its subsidiaries. The security interest in favor of the Investor, as collateral agent, will cover substantially all assets of the Company including, without limitation, the intellectual property, trademark, and patent rights of the Company. The parties entered into a Security Agreement (the “Security Agreement”) and certain intellectual property security agreements granting such security interest in favor of the Investor.
In connection with the SPA, the Company issued to the Investor the Note on October 16, 2024, which bears an interest rate of 10% per annum and is due and payable on the earlier of (i) January 16, 2025 and (ii) the date of consummation or termination of the Company’s previously announced merger with Vyome Therapeutics, Inc. The initial conversion price of the Note is $130.50 per share of Common Stock. The Note may not be converted by the Investor into shares of Common Stock if such conversion would result in the Investor and its affiliates owning in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of all shares issuable upon conversion of the Note. The Note provides for certain events of default that are typical for a transaction of this type, including, among other things, any breach of the representations or warranties made by the Company or its subsidiaries. In connection with any event of default that results in the acceleration of payment of the Note and while it is continuing, the interest rate on the Note shall accrue at an interest rate equal to the lesser of 24% per annum or the maximum rate permitted under applicable law. On February 18, 2025, the Company repaid the Note in full.

(11)   Revenue Disaggregation
The following table presents the Company’s revenue disaggregated by geography:
	Year Ended December 31,
	2024	2023
United States	$6,887	$7,134
Australia	392	526
Europe	687	956
Rest of world	40	62
Total revenue	$8,006	$8,678
(12)   Stock-based Compensation
The ReShape Lifesciences Inc. 2022 Equity Incentive Plan (the “Plan”) became effective December 14, 2022, and provides for the grant of stock options or other stock-based awards to employees, officers, non-employee directors and outside consultants of the Company. The maximum number of shares of common stock that will be available for issuance under this Plan was originally 1,810 shares; provided however, that the aggregate number of shares that may be issued under all awards under the Plan will automatically increase on an annual basis on the first day of each year beginning in 2024 such that the aggregate number of shares that may be issued under all awards under this Plan equals 15% of the total number of shares of Common Stock, on a converted basis, on the last day of the immediately preceding fiscal year. Under the 2003 Stock Incentive Plan, as amended in 2018 (the “Prior Plan”), as of December 31, 2024, there were 1,764 shares available.
The Plan is administered by the committee, which determines the types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. Options granted under the Plan expire no later than ten years from the date of grant. The exercise price of each option may not be less than 100% of the fair market value of the common stock at the date of grant, except if an incentive stock option is granted to a Plan participant possessing more than 10% of the Company’s common stock, as defined by the Plan, the exercise price may not be less than 110% of the fair value of the common stock at the date of grant. Employee stock options generally vest over four years.
Stock Options
A summary of the status of the Company’s stock options are as follows:
	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2022	15	$451,892.50		$—
Options granted	—	—
Options exercised	—	—
Options cancelled	(5)	216,543
Outstanding at December 31, 2023	10	547,737.50		$—
Options granted	—	—
Options exercised	—	—
Options cancelled	(5)	197,954
Outstanding at December 31, 2024	5	826,326	6.3	$—
Exercisable at December 31, 2024	5	826,326	6.3	—
Vested and expected to vest at December 31, 2024	6	884,224.50	6.3	—

As of December 31, 2024, stock options under the Plan that were outstanding, exercisable and vested, and expected to vest, had no intrinsic value. The unrecognized share-based expense at December 31, 2024 was $0.1 million and will be recognized over a weighted average period of 0.8 years.
Stock option awards outstanding under the Company’s incentive plans have been granted at exercise prices that are equal to the market value of its common stock on the date of grant. Such options generally vest over a period of four years and expire at ten years after the grant date. The Company recognizes compensation expense ratably over the vesting period. The Company uses a Black-Scholes option-pricing model to estimate the fair value of stock options granted, which requires the input of both subjective and objective assumptions as follows:
Expected Term — The estimate of expected term is based on the historical exercise behavior of grantees, as well as the contractual life of the options granted.
Expected Volatility — The expected volatility factor is based on the volatility of the Company’s common stock.
Risk-free Interest Rate — The risk-free interest rate is determined using the implied yield for a traded zero-coupon U.S. Treasury bond with a term equal to the expected term of the stock options.
Expected Dividend Yield — The expected dividend yield is based on the Company’s historical practice of paying dividends on its common stock.
The Company did not issue any stock options during the years ended December 31, 2024 and 2023, respectively.
Restricted Stock Units
A summary of the status of the Company’s unvested RSUs are as follows:
	Shares	Weighted Average Grant Date Fair Value
Unvested RSUs at December 31, 2022	4	$10,100.70
Granted	—	—
Vested(1)	(3)	(11,298.98)
Cancelled/Forfeited	—	—
Non-vested RSUs at December 31, 2023	1	7,505.04
Granted	—	—
Vested(1)	(0)	(9,333.94)
Cancelled/Forfeited	—	—
Non-vested RSUs at December 31, 2024	1	3,847.14

(1)
At December 31, 2024 and 2023, there were 2 and 2 shares of common stock, respectively, related to RSU awards that have vested and the shares were not released to the participants subsequently. Additionally, during the year ended December 31, 2023, due to a decline in our stock price 1 shares of common stock were not issued in order to cover employee taxes.

The fair value of each RSU is the closing price on the Nasdaq of the Company’s common stock on the date of grant. Upon vesting, a portion of the RSU award may be withheld to satisfy the statutory income tax withholding obligation. The remaining RSUs will be settled in shares of the Company’s common stock after the vesting period. The unrecognized compensation cost related to RSUs at December 31, 2024 was $18 thousand and is expected to be recognized over a period of 0.7 years.

Compensation expense related to stock options was recognized as follows:
	Year Ended December 31,
	2024	2023
Sales and marketing	$23	$107
General and administrative	85	450
Research and development	76	209
Total stock-based compensation expense	$184	$766
(13)   Income Taxes
Income tax expense consists of the following:
	Year ended December 31,
	2024	2023
Deferred:
Federal	$—	$—
State	—	—
Foreign	6	28
Deferred income tax expense	6	28
Current:
Federal	—	—
State	20	7
Foreign	13	17
Total income tax expense, net	$39	$52
A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:
	Year ended December 31,
	2024	2023
Income tax benefit at U.S. federal statutory rate	21.0%	21.0%
State income tax benefit, net of federal benefit	6.3%	5.9%
Stock warrant valuation	0.2%	9.7%
Stock based compensation	(0.8)%	—%
Other permanent differences	—%	(2.2)%
Change in state tax rate	0.9%	4.3%
Foreign rate differential	—%	2.7%
Net operating loss true up	16.4%	(6.3)%
Other adjustments	(1.0)%	(0.8)%
Change in valuation allowance	(43.6)%	(34.8)%
Effective income tax rate	(0.6)%	(0.5)%

A reconciliation of the beginning and ending amount of uncertain tax positions are as follows:
	2024	2023
Uncertain gross tax positions, January 1	$1,052	$1,052
Current year tax positions	—	—
Increase in prior year tax positions	—	—
Settlements	—	—
Lapse of statute of limitations	—	—
Uncertain gross tax positions, December 31	$1,052	$1,052
The components of deferred tax assets and liabilities are as follows:
	December 31,
	2024	2023
Deferred tax assets:
Start-up costs	$556	$1,096
Capitalized research and development costs	92	170
Reserves and accruals	793	751
Property and equipment	38	56
Intangible assets	3,998	4,420
Research and development credit	2,492	2,492
Lease liability	43	70
Net operating loss carryforwards	71,901	67,930
State and local taxes	2	2
Total gross deferred tax assets	79,915	76,987
Valuation allowance	(79,858)	(76,895)
Deferred tax assets, net of valuation allowance	57	92
Operating lease right-of-use assets	(35)	(64)
Total gross deferred tax liabilities	(35)	(64)
Deferred income taxes, net	$22	$28
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the level of historical losses and projections of losses in future periods, the Company provided a valuation allowance at December 31, 2024 and 2023, respectively. The remaining net deferred tax asset at December 31, 2024 is the remaining balance of the Netherlands net operating loss. A valuation allowance is not applicable to this entity, as they historically produce income and utilize their net operating loss carryforward. In 2022, the indefinite-lived intangible asset became fully impaired. The Company has a policy that NOL’s are shown gross with valuation allowances with respect to IRC 382 limitations.
As of December 31, 2024 and 2023, the Company had U.S. federal net operating loss carryforwards of $227.2 million and $218.9 million, respectively. All losses have been generated beginning in 2018 and will carryover indefinitely. The Company had state net operating loss carryforwards of $380.1 million and $348.7 million at December 31, 2024 and 2023, respectively and had foreign net operating loss carryforwards of $0.4 million and $0.2 million at December 31, 2024 and 2023, respectively. Net operating loss carryforwards of the Company are subject to review and possible adjustment by the taxing authorities. With certain exceptions (e.g. the net operating loss carryforwards), the Company is no longer subject to U.S. federal, state or local examinations by tax authorities for years prior to 2016. There are no tax examinations currently in progress.

The Company’s ability to utilize its net operating loss carryforwards, tax credits, and built-in items of deduction, including capitalized start-up costs and research and development costs, has been, and may continue to be substantially limited due to ownership changes. These ownership changes limit the amount of net operating loss carryforwards, credits and built-in items of deduction that can be utilized annually to offset future taxable income. In general, an ownership change, as defined in IRC Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. Due to the valuation allowance against deferred tax assets at December 31, 2024, the net effect of any further limitation will have no impact on results of operations.
The Company completed an IRC 382 analysis for the year ended December 31, 2024. The Company experienced an ownership change during 2023 that resulted in further limitations on the utilization of its net operating losses, and will expire unused. The Company reflected the estimated impact of the 2023 ownership change in the deferred tax table and gross net operating loss carryforwards within this footnote. The Company does not believe it experienced an ownership change in 2024.
The Company has adopted accounting standards which prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company had no amounts of unrecognized tax benefits that, if recognized, would affect its effective income tax rate for the years ended December 31, 2024 and 2023. The Company’s policy is to classify interest and penalties related to income tax expense as tax expense. As of December 31, 2024, the Company had no amount accrued for the payment of interest and penalties related to unrecognized tax benefits.
The Inflation Reduction Act (IRA) was enacted on August 16, 2022 and includes a new corporate alternative minimum tax based on book income, an excise tax on stock buybacks, and other items such as tax incentives for energy and climate initiatives. There is no impact to the Company at this time, however this may change depending on each year’s differing facts and activities. The Company will continue to monitor this over time.
(14)   Commitments and Contingencies
Employee Arrangements and Other Compensation
Certain members of management are entitled to severance benefits payable upon termination following a change in control, which would approximate $1.2 million at December 31, 2024. The Company also has agreements with certain employees to pay bonuses based on targeted performance criteria. As of December 31, 2024 and 2023, approximately $425 thousand and $15 thousand, respectively, was accrued for performance bonuses, which is included in accrued liabilities in the consolidated balance sheets.
Purchase Commitments
The Company generally purchases its products and accessories from a limited group of third-party suppliers through purchase orders. The Company had $0.4 million of inventory open purchase orders as of December 31, 2024, for orders being issued to supplies for which the Company has not received the goods or services and which are expected to be fulfilled within one year. These purchase commitments were made to secure better pricing and to ensure the Company will have the necessary inventory to meet anticipated near term demand. Although open purchase orders are considered enforceable and legally binding, the Company may be able to cancel, reschedule, or adjust requirements prior to supplier fulfillment.
Litigation
On August 6, 2021, Cowen and Company, LLC filed a complaint against ReShape, as successor in interest to Obalon Therapeutics, in the Supreme Court of the State of New York based on an alleged breach of contract arising out of Cowen’s prior engagement as Obalon’s financial advisor. The complaint alleges that Cowen is entitled to be paid a $1.35 million fee in connection with ReShape’s merger with Obalon under the terms of Cowen’s engagement agreement with Obalon. The complaint also sought reimbursement of Cowen’s attorneys’ fees and interest in connection with its claim. On May 11, 2023, the Supreme Court of the State of New York issued the final judgement in favor of Cowen & Company in the amount of $1.35 million, plus interest at the statutory rate of 9% per annum from June 16, 2021 until judgement is paid in full, and reimbursement of $675,000 of Cowen’s attorneys’ fees, with $275,000 to be paid upfront, $200,000 paid after six months and $200,000 paid after 12 months. As of December 31, 2024, the Company has fully paid this judgement and related costs.
On December 2, 2024, the Company received a notice, dated November 22, 2024, from Rosenberg Law indicating that it is submitting an application to add the Company as a defendant in Canadian litigation (Raymond Edson Marshall v. Allergan Inc., Court File Reference VLC-S-S-151970) concerning the Lap-Band gastric banding device. According to the notice, the application to add the Company as a defendant was scheduled to be heard at the Vancouver Supreme Court on January 10, 2025. As of the date of this report, the terms of the order adding ReShape as a party have not yet been finalized and entered with the court registry and ReShape has not been served with the finalized orders confirming its addition as a defendant in the matter. Based on our analysis to date, there is no legal liability that is probable or reasonably estimable and no implications on the financial statements for the year ended December 31, 2024.
The Company is not aware of any pending or threatened litigation against it that could have a material adverse effect on the Company’s business, operating results or financial condition, other than what was disclosed above. The medical device industry in which the Company operates is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, the Company may be involved in various legal proceedings from time to time.
Product Liability Claims
The Company is exposed to product liability claims that are inherent in the testing, production, marketing and sale of medical devices. Management believes any losses that may occur from these matters are adequately covered by insurance, and the ultimate outcome of these matters will not have a material effect on the Company’s financial position or results of operations. The Company is not currently a party to any product liability litigation and is not aware of any pending or threatened product liability litigation that could have a material adverse effect on the Company’s business, operating results or financial condition.
(15)   Segment Reporting
The Company adopted ASU 2023-07 during the year ended December 31, 2024 retrospectively to all periods presented in the consolidated financial statements. The Company has one reportable segment managed on a consolidated basis by the Chief Executive Officer (CEO) who is the chief operating decision maker (“CODM”). In identifying one reportable segment, the Company considered the basis of organization for the design and development of products and services that manage and treat obesity and metabolic disease.
The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance and decides how to allocate resources based on consolidated net loss as reported in the consolidated statements of operations and comprehensive loss. There are no other expense categories regularly provided to the CODM that are not already included in the consolidated statements of operations and comprehensive loss. The measure of segment assets is reported on the balance sheet as cash, cash equivalents and money market accounts.

Summary of segment net loss, including significant segment expenses were as follows:
	Year Ended December 31,
	2024	2023
Revenue	$8,006	$8,678
Less:
Cost of revenue	2,949	3,130
Sales and marketing	2,991	7,548
General and administrative	6,931	10,324
Research and development	1,803	2,315
Transaction costs	1,024	—
Impairment of long-lived assets	36	777
Gain on disposal of assets, net	—	(33)
Other income, net:	(637)	(4,048)
Income tax expense	39	52
Net loss	$(7,130)	$(11,387)
(16)   Subsequent Events
The Company has evaluated subsequent events occurring after the balance sheet date through the date these consolidated financial statements were issued and determined that the following material events required disclosure:
On March 14, 2025, Gary Blackford informed the Board of Directors of the Company of his decision to resign from the Board and all related committees effective March 15, 2025. Mr. Blackford’s decision to resign from the Board was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.
On February 15, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Investors”) pursuant to which the Company agreed to issue and sell to the Investors (i)  103,005 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) and (ii) warrants to purchase up to 103,005 shares of Common Stock at an initial exercise price of $145.75 per share (the “Warrants”), subject to adjustment as set forth in the Warrants. The securities were sold as part of units at a price of $58.25 per unit. The offering closed on February 18, 2025.
The Warrants, which are not exercisable unless and until approved by the Company’s stockholders, will expire on the later of (i) 12 days after date of stockholder approval and (ii) the earlier of (x) the closing date of the Company’s previously announced merger with Vyome Therapeutics, Inc. and (y) 60 days after the date of stockholder approval. The exercise price of the Warrants will be subject to adjustment on the date that is four trading days after stockholder approval is obtained (the “Reset Date”), if the lowest volume weighted average price (“VWAP”) for the Company’s Common Stock during the period beginning four trading days prior to the effective date of stockholder approval and ending four trading days after the effective date of stockholder approval is lower than the then exercise price of the warrants, in which case, on the Reset Date, the exercise price of the Warrants will be reset (subject to a floor of $1.25 per share) to equal such lowest VWAP and the number of shares of Common Stock underlying the Warrants will be increased so that the reset exercise price multiplied by increased number of shares equals the aggregate exercise price that would have resulted from the full exercise of the Warrants immediately prior to the Reset Date. The Warrants also contain certain mechanisms for cashless exercise, including alternative cashless exercise pursuant to which holders of warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of shares of Common Stock equal to the product of (x) the aggregate number of shares of Common Stock that would be issuable upon a cash exercise of the Warrant (as adjusted on the Reset Date, as applicable) and (y) 1.2.
The gross proceeds from the offering were approximately $6.0 million, before deducting the placement agent fees and offering expenses. The Company intends to use the net proceeds from the offering for general corporate purposes, including expenses related to the Company’s previously announced proposed merger with Vyome Therapeutics, Inc. and sale of substantially all of the Company’s assets to Ninjour Health International Limited, provided that the Company must use up to 50% of the net proceeds from the offering to prepay the amount it owes to Ascent Partners under the Company’s previously announced secured convertible note transaction.
On February 15, 2025, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”), with Maxim Group LLC (“Maxim” or the “Placement Agent”) for Maxim to act as the Company’s exclusive placement agent in connection with the offering. Pursuant to the terms of the Placement Agency Agreement, Maxim received a cash fee equal to up to 7.0% of the gross proceeds received by the Company from the sale of the securities in offering, as well as reimbursement for certain expenses, and warrants to purchase up to 5,150 shares of Common Stock, which is equal to 5.0% of the aggregate amount of shares of Common Stock issued in the offering, at an exercise price of $145.75 per share (the “Placement Agent Warrant”). The Placement Agent Warrant has the same exercise price and substantially the same terms as the Warrants issued in such offering.
At the Special Meeting, the Company’s stockholders approved each of the following proposals set forth in the Company’s definitive proxy statement for the Annual Meeting filed with the Securities and Exchange Commission on March 14, 2025:
The Company’s stockholders authorized the Company’s Board of Directors (the “Board”), in its discretion but in no event later than the one year anniversary of the Special Meeting, to amend the Company’s Restated Certificate of Incorporation, as amended, to effect a reverse stock split of the Company’s common stock, at a ratio in the range of 1-for-2 to 1-for-250, such ratio to be determined by the Board.
The Company’s stockholders approved, in accordance with Nasdaq Listing Rule 5635(d), the exercisability of 108,155 common stock purchase warrants, and the issuance of the up to 605,319 shares of common stock underlying such warrants, which may be exercised under a provision that would result in no exercise price being paid, which warrants were issued to certain institutional investors and the Company’s placement agent in connection with an offering of securities of the Company that occurred on February 18, 2025. Between April 2, 2025 and April 4, 2025, a total of 576,416 shares were issued upon the exercise of such warrants.
The Company’s stockholders approved the issuance of shares of common stock pursuant to the equity purchase agreement, dated December 19, 2024, (the “ELOC Purchase Agreement”) with a certain institutional investor (the “ELOC Investor”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, the Company has the right, but not the obligation, to sell to the ELOC Investor up to $5,000,000 of shares of common stock from time to time over the 36-month term of the ELOC Purchase Agreement.